1801 California Street, Suite 5200 Denver, CO 80202

January 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 242 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 243 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to
Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective on March 17, 2017. No fees are required in connection with this filing.

The purpose of the Amendment is to register Class T1 and Class T2 shares to Transamerica Large Cap Value, a separate series of the Registrant.

Please direct any comments or questions concerning this filing to the undersigned at 774-259-8048.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.